Exhibit 99.2

Not for dissemination in the United States

Crew Gold Corporation Offers to Purchase 100% of Guinor Gold Corporation in a US $328 Million Fully Financed All Cash Transaction

Crew expected to have annual production of 600,000+ ounces of gold in 2007 following completion of the transaction

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Crew Gold Corporation President & CEO Mr. Jan Vestrum and Gulnor Gold Corporation President & CEO Mr. Trevor Schultz will host a conference call at 11:00 a.m. (North American EST) October 17, 2005 to provide further details regarding the combination. Call-in numbers are as follows:

North America – Toll free: 800-814-4857

Toronto: 416-640-4127

United Kingdom – 00-800-0000-2288

Norway – 00-800-0022-8228

Germany – 00-800-0022-8228

An internet broadcast of the conference call is also available. Details are located at the end of this release.

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LONDON, United Kingdom, (October 17, 2005) Crew Gold Corporation (TSX & QSE; CRU), an international mining company focused on becoming an intermediate sized gold producer, and Guinor Gold Corporation (TSX & OSE: GNR) today announced that they have entered into an agreement under which Crew has agreed to offer to purchase 100% of Guinor ’s common shares, at a price of C$1.50 per common share, in an all cash, fully financed transaction valued at approximately C$ 389 million (US$ 328 million). As part of the transaction, Crew will also offer to purchase Guinor common shares issuable on exercise of Guinor’s outstanding options and broker warrants.

On completion of the transaction, Crew will have:

•                  Anticipated gold production of more than 600,000 ounces in 2007;

•                  Proven & Probable gold reserves of approximately 2.5 million ounces and gold resources of approximately 7.4 million ounces;

•                  Target cash costs averaging US$ 220 - 240 per ounce;

•                  Growth opportunities from a substantial portfolio of greenfield exploration properties;

•                  Potential upside in its non-gold portfolio

“This major transaction will help us reach our publicly Stated goal of transforming Crew Gold from a junior exploration and production company into a considerable intermediate size international miner,” said Mr, Jan Vestrum, President & CEO, Crew Gold Corporation, “We will enhance the depth of our senior management and technical team and have a strategic portfolio in several of the world’s important gold districts.”

Mr. Vestrum added: “We also believe this transaction will expand our already strong shareholder base by providing us with greater visibility in the important North American capital markets.”

“We believe that this all cash offer is fair to our shareholders and provides them with the opportunity to reinvest in what is destined to be one of the sector’s most exciting companies,” said Mr. Trevor Schultz, President & CEO, Guinor Gold Corporation. “ I personally look forward to joining a dynamic and growing international miner that has significant production and the resources to bring an asset such as LEFA to value.”

Transaction Overview

Under the terms of the agreement, Crew will make a cash offer to Guinor shareholders of C$1.50 for each Guinor common share. The offer price represents a 20% premium to the weighted average closing price of Guinor’s common share over the last 30 trading days on the TSX (C$1.25).

The Crew offer is fully financed with US$ 300 million to be provided by a limited number of existing Crew shareholders in Europe who have guaranteed US$ 150 million of new equity and subscribed for US$ 150 million of Crew’s five-year 6.0% convertible debentures with a conversion price of NOK 12.16 (C$2.23). The transaction is expected to be completed in early December and no later than January 15, 2006.

The Board of Directors of Guinor has determined that the Crew cash offer is in the best interests of Guinor, and is fair to the Guinor shareholders and will be recommending that shareholders accept the offer. In addition, BMO Nesbitt Bums Inc and Macquarie North America Ltd., Guinor’s financial advisors, have provided opinions to the Guinor Board of Directors that the Crew offer is fair, from a financial point of view, to the Guinor shareholders.

Key Investment Highlights of Guinor Gold

Crew considers Guinor to be one of the premier operating companies in the strategically important West African gold region. Guinor is a gold mining and exploration company that operates the LEFA Corridor Gold Project in Guinea through its 85% ownership of its subsidiary Société Miniére de Dinguiraye (“SMD”). The Government of Guinea is a 15% partner in SMD.

As the current heap leach production of Guinor is tailing off, Guinor is implementing a US$ 150 million CIL plant expansion. Once the plant is completely operational, full output is forecast for 2007 at more than 300,000 oz/year with a forecasted cash cost of US$ 234 per ounce before royalties (with royalties calculated at a gold price of US$400 per ounce).

In the last six months of 2004 Guinor produced some outstanding drill results with a program that led to significant increases in resources and reserves. As of March 2005, Guinor’s proven and probable reserves were 2.3 million oz (40.5 Mt @ 1.7 g/t) contained within a measured and indicated resource of 3.43 million oz (68.1 Mt @ 1.6 g/t) and an inferred resource of 0.9 million ozs (18.8 Mt @ l.4 g/t).

Guinor has continued its successful drilling into 2005. Guinor’s recent drilling activities commenced in July 2005, for a total of 89 reverse circulation holes for 8,499 meters and 10 diamond drill holes for 406 meters. The drilling has extended the mineralized strike and depth of the gold deposits at Lero South, Camp de Base, Bofeko and Fayalala within the LEFA Corridor Gold Project in Guinea.

In Lero South, recent drilling extended the mineralized strike at the high-grade zone that remains open on strike, extending west of the Lero pit. Three of the more significant intercepts are hole LKC 617 which returned 27 metres (no holes are at true width) at a grade of 10.94 g/t, LKC 630 which returned 17 metres at 12.84 g/t, and LKCD 644 which returned 21 metres at a grade of 8.23 g/t with all intercepts within the softer near surface saprolite material. The drilling continues on the trend discovered in the second half of 2004 that added 102,000 ozs of indicated resources (0.75M tonnes at a grade of 4.23 g/t), at a grade significantly above the average reserve grade of 1.75 g/t. Drilling at Camp de Base, Bofeko and Fayalala - together with Lero South - continues to present positive intersects in the near surface, near pit saprolite material.

Combined Portfolio

The acquisition of Guinor by Crew will create a portfolio that contains majority ownership of three current and near-term producing gold mines in Greenland, Guinea and the Philippines, a 20% stake in the Barberton gold mine in South Africa, several gold exploration properties, and a number of non-gold mineral properties, including the Mindoro nickel project in the Philippines.

Crew’s producing gold mine, Nalunaq (82% owned), located in Greenland currently has annual production of 100,000 ounces. Crew’s recently acquired Apex Mining Company (72.5% owned), situated in the Philippines, is targeted to produce more than 100,000 ounces in 2006 and 200,000 ounces by 2007. The attributable share of production from Crew’s 20% interest in the Barberton mine in South Africa is approximately 20,000 ounces of gold per year.

The table below highlights the key metrics of the combined company’s major gold assets:

Project	Forecast Production 2007 (100%)	Target Cash Cost per oz. 2007	Resources (100%)	Reserves (100%)
Nalunaq	105,000 oz	US$200 -250	313,000 oz. (M&I) 926,000 oz, (Inferred)
Apex (Masara)	200,000 oz	US$220 - 240	1,868,183 oz.*	155,545 oz.*
LEFA	300,000 oz.	US$ 234	3,400,000 oz. (M&I) 900.000 oz. (Inferred)	2,300,000 (2P)

* According to the Bureau of Mines and Geoscience, a Philippines Government Agency, Masara has a gold reserve in the range of 500,000 – 600,000 tonnes at 9-10 g/t (JORC) and an inferred resource of 1.7 to 1.9 million ounces at similar grades. However, Crew has commissioned an independent resource evaluation according to the Canadian standard NI 43-101 to confirm the MGB estimate

Crew’s principal non-gold asset is the Mindoro Nickel property, is a large nickel laterite deposit located a concession area of 97 sq. km. in the Philippines, The potential resource is estimated at more than 200 million tonnes of nickel ore, grading approximately 0.94% Ni. A positive pre-feasibility study conducted by Kvaerner was completed by a previous owner of the property and Crew has signed a non exclusive memorandum of understanding with Jilin Jien Nickel Corp related to the potential development of the project.

Significant Exploration and Development Upside

On completion of the transaction, in addition to the extensive exploration ongoing at the properties that are in proximity to its existing producing mines, Crew will have an exploration portfolio that includes:

•                  Niaqornarsuk Gold Development Project in Greenland where three new discoveries are being examined;

•                  Akuliaruseq Exploration Property where Crew holds a 284 sq. km exploration licencse and has collected a 109 g/t gold sample in a major shear structure;

•                  Ringvassoy and Kvaenangen, two highly prospective gold exploration projects, both with finds of visible gold;

•                  Dinguiraye Concession (which contains the LEFA Corridor Gold Project) and encouraging regional exploration within the 1,559 sq. km. lease area; and

•                  Prospective nickel, molybdenite and sulphur projects.

Enhanced Management Resources

Crew expects to add to the strength of its world-class management team with the integration of key Guinor management and technical personnel. Trevor Schultz, current President & CEO of Guinor, has agreed to become President of African Operations with Crew. Mr. Schultz’s previous experience includes his tenure as Chief Operating Officer of Ashanti Gold.

Details of Offer and Follow-on Financing

The offer is fully financed. Crew has received private placement subscriptions for five-year senior unsecured convertible bonds for an aggregate of US $150 million, The bonds will have an annual coupon of 6% per annum and will be convertible at the option of the holder into common shares of Crew at a conversion price of NOK 12.16 (C$ 2.23) per common share. Crew has also received guarantees to subscribe for common shares, on a private placement basis, in the aggregate amount of US $150 million, which, together with the proceeds of the bond issues and Crew’s existing cash reserves, will be more than sufficient to finance the transaction.

Crew is intending to undertake a broader placement of common shares by way of a private placement offering of subscription receipts in the range of approximately US$ 150 - 200 million that will be co-led by Pareto Securities Inc. of Norway and Sprott Securities Inc. of Canada. Proceeds from the subscription receipts placement would replace the US$ 150 million equity guarantees. The subscription price for the Crew shares under the subscription receipt placement will be established through a book building process provided however that the subscription price shall not be below NOK 9 (or the equivalent amount in Canadian dollars) per share, which is the floor price under the guarantees. Each of the guarantors who have provided guarantees will be entitled to subscribe for and be allotted common shares under the subscription receipt placement for an amount equal to no less than 75% of the amount of their guarantee commitment.

Crew and Guinor have entered into a support agreement with respect to the offer. Crew and Guinor expect to mail Crew’s offer and take-over bid circular, the Guinor board of directors circular and related documents to Guinor shareholders in the next two weeks. Crew’s offer will be open for acceptance for 35 days following the date of mailing, unless withdrawn or extended. The offer will be subject to certain conditions, including receipt of all necessary regulatory approvals and acceptance of the offer by Guinor shareholders owning not less than 66 2/3rd percent of the Guinor common shares on a fully diluted basis. Once the 66 2/3rd acceptance level is met, Crew will take steps to acquire all the remaining Guinor common shares. The offer is also conditional upon approval by Crew’s shareholders of an increase in its authorized capital and the approval of Crew’s existing convertible bondholders to additional borrowing by Crew. In this regard, Crew has obtained written commitments from existing shareholders who hold approximately 53% of its common shares to vote in favour of the authorized capital increase. Crew has also obtained written commitments from 67% of Crew’s existing convertible bondholders to waive the prohibition on additional borrowing.

The support agreement also prohibits Guinor from soliciting other offers and provides for the payment of a fee of $16 million to Crew by Guinor in the event the acquisition is not completed for certain reasons, including a superior proposal, and by Crew to Guinor in the event that shareholder or convertible bondholder approval is not obtained or the Crew financings are not completed.

Sprott Securities Inc. and Pareto Securities Inc. are acting as financial advisors to Crew and BMO Nesbitt Burns and Macquarie North America are acting as financial advisors to Guinor.

Conference Call Details

Crew Gold’s Management Group will host a conference call at 11:00 a.m. eastern time in North America (4:00 p.m GMT) to provide further details of the proposed transaction. A webcast of this conference call is available at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1277100.

A replay of the conference call will be available from 1:00 p.m. EST October 17, 2005 until Monday October 24, 2005. The phone numbers to access the replay are: 877-289-8525 (toll-free) or 416-640-1917. The passcode is 21158359.

Contact Information

London:	Jan A. Vestrum, President & CEO Crew Gold Corp +44-1932-268755 Trevor Schultz, President & CEO Guinor Gold Corp +44 207 661 9319 John Barker, Vice President, Guinor Gold Corp +44 207 661 9319

Toronto:	Martti Kangas, The Equicom Group, 416-815-0700 x 243 Andreas Curkovic, The Equicom Group, 416-815-0700 x 262

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the companies or by officers, directors or employees of the companies acting on the companies’ behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew and Guinor are conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, the amount and timing of the closing of the financings by Crew, targeted production cash costs and forecasted cash reserves, Crew and Guinor’s hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although Crew Gold Corporation and Guinor Gold Corporation have attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.